UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 8)*

Mirion Technologies, Inc.
(Name of Issuer)
Class A Common Stock, par value $0.0001 per share
(Titles of Class of Securities)
60471A101
(CUSIP Number)

Philip Grovit
GSAM Holdings LLC
200 West Street
New York, NY 10282
(212) 859-8000
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

November 12, 2024
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

1	NAMES OF REPORTING PERSONS
The Goldman Sachs Group, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
N/A

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
12,387,666

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
12,387,666

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
12,387,666

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.5% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
HC-CO

(1)	Based on 225,500,094 shares of Class A Common Stock outstanding as of October 25, 2024, as reflected in the Form 10-Q filed by the Issuer with the SEC on October 30, 2024.

1	NAMES OF REPORTING PERSONS
Goldman Sachs & Co. LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
N/A

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
12,387,666

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
12,387,666

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
12,387,666

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.5% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)	Based on 225,500,094 shares of Class A Common Stock outstanding as of October 25, 2024, as reflected in the Form 10-Q filed by the Issuer with the SEC on October 30, 2024.

This Amendment (this “Amendment No. 8”), which relates to the Class A common stock, par value $0.0001 per share (the “Class A Common Stock”), of Mirion Technologies, Inc., a Delaware corporation (the “Issuer”), further amends the initial Schedule 13D (as amended prior to the date hereof, the “Initial Filing”), of GS Sponsor II LLC (the “Sponsor”), Goldman Sachs & Co. LLC (“Goldman Sachs”) and The Goldman Sachs Group, Inc. (“GS Group” and, together with Goldman Sachs, the “Reporting Persons”). Sponsor previously reported that it had ceased to be a beneficial owner of more than 5% of the outstanding shares of Class A Common Stock. Disclosure items set forth in the Initial Filing shall remain in effect with respect to the Reporting Persons except to the extent expressly amended or superseded by this Amendment No. 8. All capitalized terms used and not expressly defined in this Amendment No. 8 have the respective meanings ascribed to such terms in the Initial Filing.

ITEM 4.	PURPOSE OF TRANSACTION

Item 4 is hereby amended by the addition of the following:

On November 12, 2024, the vesting conditions were satisfied in respect of the second of three tranches of the Founder Shares of Class A Common Stock previously reported in the Initial Filing. In connection with such vesting, Employee Participation 1 LLC expects to distribute 441,666 shares of Class A Common Stock to its members and Employee Participation 2 LLC expects to distribute 549,474 shares of Class A Common Stock to its members, in each case for no consideration. Further upon such vesting, Sponsor expects to distribute 5,258,856 shares of Class A Common Stock to its members for no consideration. Each of Goldman Sachs and GS Group will have ceased to beneficially own such shares of Class A Common Stock upon such distributions, except for 3,233,856 shares of Class A Common Stock to be distributed to Holdings.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

Item 5(a), (b), (c) is hereby amended and restated as follows:

(a) and (b) The information contained in rows 7, 8, 9, 10, 11 and 13 on the cover pages of this Schedule 13D gives effect to the share distributions described in Item 4 and is incorporated by reference into this Item 5. The percentage beneficial ownership reported herein by each Reporting Person is based on 225,500,094 shares of Class A Common Stock outstanding as of October 25, 2024, as reflected in the Form 10-Q filed by the Issuer with the SEC on October 30, 2024.

Each of Goldman Sachs and GS Group may be deemed to beneficially own 12,387,666 shares of Class A Common Stock, constituting 5.5% of the outstanding shares of Class A Common Stock. Each of Goldman Sachs and GS Group may be deemed to have shared power to vote or direct the vote of, and the shared power to dispose or direct the disposition of, (i) 5,341,655 shares of Class A Common Stock held by Sponsor, (ii) 441,668 shares of Class A Common Stock of which Employee Participation 1 LLC is the record owner, (iii) 466,684 shares of Class A Common Stock of which Employee Participation 2 LLC is the record owner, (iv) 5,871,671 shares of Class A Common Stock held by Holdings and (v) 265,988 shares of Class A Common Stock held by certain subsidiaries of GS Group in the ordinary course of business in order to facilitate the investing activity of their clients.

(c) Except as described in Item 4, including the completion of the distributions described in Item 4 as set forth in Amendment No. 7, neither the Reporting Persons nor, to the knowledge of the Reporting Persons, any of the persons listed on Schedule A, Schedule B or Schedule C, effected any transactions in the Class A Common Stock since the date of Amendment No. 7.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 13, 2024
THE GOLDMAN SACHS GROUP, INC.

By:	/s/ Crystal Orgill
Name:	Crystal Orgill
Title:	Attorney-in-Fact

GOLDMAN SACHS & CO. LLC

By:	/s/ Crystal Orgill
Name:	Crystal Orgill
Title:	Attorney-in-Fact